UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 31, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 190307), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 29 July 2014  entitled ‘ RESULT OF ANNUAL GENERAL MEETING’                              ‘

29 July 2014

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Hilton London Metropole Hotel, 225 Edgware Road, London W2 1JU on Tuesday  29 July 2014 at 11.00 am.

The results of polls on all 25 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the directors and the auditor for the year ended 31 March 2014	17,479,894,872	65.97%	17,468,207,596	99.93	11,687,276	0.07	65,991,800
2.	To re-elect Gerard Kleisterlee as a director	17,483,790,210	65.98%	17,254,407,149	98.69	229,383,061	1.31	62,007,985
3.	To re-elect Vittorio Colao as a director	17,484,717,530	65.99%	17,450,946,115	99.81	33,771,415	0.19	57,067,035
4.	To elect Nick Read as a director	17,483,299,266	65.98%	17,272,772,045	98.80	210,527,221	1.20	62,546,388
5.	To re-elect Stephen Pusey as a director	17,509,465,582	66.08%	17,381,061,995	99.27	128,403,587	0.73	62,549,742
6.	To elect Sir Crispin Davis as a director	17,488,034,655	66.00%	17,404,080,485	99.52	83,954,170	0.48	57,930,587
7.	To elect Dame Clara Furse as a director, with effect from1 September 2014.	17,487,857,861	66.00%	17,404,051,484	99.52	83,806,377	0.48	57,961,062
8.	To elect Valerie Gooding as a director	17,488,324,664	66.00%	17,370,841,517	99.33	117,483,147	0.67	57,529,286
9.	To re-elect Renee James as a director	17,312,561,256	65.34%	17,116,012,236	98.86	196,549,020	1.14	233,264,052

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
10.	To re-elect Samuel Jonah as a director	17,312,241,218	65.34%	17,094,671,515	98.74	217,569,703	1.26	233,630,501
11.	To re-elect Omid Kordestani as a director	17,488,227,602	66.00%	17,393,506,924	99.46	94,720,678	0.54	57,629,943
12.	To re-elect Nick Land as a director	17,488,535,146	66.00%	17,356,257,877	99.24	132,277,269	0.76	57,308,474
13.	To re-elect Luc Vandevelde as a director	17,478,853,834	65.96%	17,304,712,511	99.00	174,141,323	1.00	67,003,821
14.	To re-elect Philip Yea as a director	17,387,670,500	65.62%	17,239,020,051	99.15	148,650,449	0.85	158,168,504
15.	To declare a final dividend of 7.47p per ordinary share for the year ended 31 March 2014	17,494,610,722	66.02%	17,484,831,482	99.94	9,779,240	0.06	51,333,194
16.	To approve the directors’ Remuneration Policy contained in the Remuneration Report of the Board for the year ended 31 March 2014	17,318,495,214	65.36%	16,620,036,145	95.97	698,459,069	4.03	227,447,313
17.	To approve the Remuneration Report (other than the part relating to the directors’ Remuneration Policy) for the year ended 31 March 2014	17,008,278,083	64.19%	16,547,116,308	97.29	461,161,775	2.71	537,651,184
18.	To approve the Vodafone Global Incentive Plan rules	17,413,466,860	65.72%	16,610,644,103	95.39	802,822,757	4.61	132,451,076

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
	Incentive Plan rules
19.	To confirm the appointment of PricewaterhouseCoopers LLP as auditor	17,450,878,252	65.86%	17,186,185,424	98.48	264,692,828	1.52	95,043,651
20.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor	17,446,142,382	65.84%	17,406,645,671	99.77	39,496,711	0.23	99,812,868
21.	To authorise the directors to allot shares	17,396,290,389	65.65%	16,246,304,737	93.39	1,149,985,652	6.61	149,637,413
22.	To authorise the directors to dis-apply pre-emption rights	17,437,794,684	65.81%	17,119,226,935	98.17	318,567,749	1.83	108,106,180
23.	To authorise the Company to purchase its own shares	17,489,004,721	66.00%	17,442,570,072	99.73	46,434,649	0.27	56,896,970
24.	To authorise political donations and expenditure	17,423,324,321	65.75%	16,990,626,654	97.52	432,697,667	2.48	122,517,917
25.	To authorise the calling of general meetings (other than annual general meetings) on a minimum of 14 clear days’ notice	17,486,058,263	65.99%	15,626,436,438	89.37	1,859,621,825	10.63	59,834,184

The number of ordinary shares in issue on 25 July 2014 (excluding shares held in Treasury) was 26,497,613,313.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 21 and 24 were passed as ordinary resolutions and Resolutions 22, 23 and 25 were passed as special resolutions.

A copy of Resolutions 24 and 25, passed as special business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 31, 2014	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary